Celerity Systems, Inc.
                            122 Perimeter Park Drive
                           Knoxville, Tennessee 37922

                                November 1, 2002



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

       RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2002 (REGISTRATION NO. 333-91510)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Celerity Systems, Inc. hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Registration Statement related primarily to the sales of shares to be purchased under an equity line of credit. Celerity Systems has terminated the equity line of credit. No shares have been sold under the Registration Statement.

                                   Sincerely,



                                   By: /s/ Robert Legnosky
                                       ------------------
                                   Name:   Robert Legnosky
                                   Title:  President